SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant’s name into English)

c/o Ryanair DAC
Dublin Office
Airside Business Park
Swords
County Dublin, K67 NY94
Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN, NEW ZEALAND, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICES SECTION OF THIS ANNOUNCEMENT.

FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION. IN PARTICULAR, THESE MATERIALS ARE NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES.  SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.  THE COMPANY DOES NOT INTEND TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF ANY SECURITIES IN THE UNITED STATES.

September 4, 2020

Ryanair Holdings plc

(“Ryanair,” the “Company” or the “Group”)

Result of Placing

Ryanair has announced the pricing of the non-pre-emptive placing of new ordinary shares of €0.006 each in the capital of the Company (the “Ordinary Shares”) to institutional investors and certain others (the “Placing”) following yesterday’s announcement.

A total of 35,242,291 new Ordinary Shares in the Company (the “Placing Shares”) have been placed at a price of €11.35 per Placing Share (the “Placing Price”), raising gross proceeds of approximately €400 million.

The Placing Shares represent approximately 3.2% of the Company’s issued share capital immediately prior to the Placing. The Placing Price represents a discount of approximately 2.6% to the closing price on September 3, 2020.

The Placing Shares, when issued, will be fully paid and will rank pari passu in all respects with each other and with the existing Ordinary Shares, including, without limitation, the right to receive all dividends and other distributions declared, made or paid in respect of Ordinary Shares after the date of issue.
Applications have been made for admission of the Placing Shares to (a) a primary listing on the Official List of The Irish Stock Exchange plc, trading as Euronext Dublin (“Euronext Dublin”) and to trading on the Euronext Dublin Market operated by Euronext Dublin (together, the “Irish Admission”); and (b) the standard listing segment of the Official List of the Financial Conduct Authority of the United Kingdom (the “FCA”) and to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) main market for listed securities (collectively with the Irish Admission, “Admission”).

It is expected that settlement of the Placing Shares will occur, Admission will become effective and that dealings will commence in the Placing Shares at 8.00 a.m. on September 8, 2020. The Placing is conditional upon, amongst other things, Admission becoming effective and the related placing agreement becoming unconditional and not being terminated in accordance with its terms.
Following Admission, the total number of shares in issue in the Company will be 1,125,292,028. The Company does not hold any Ordinary Shares as treasury shares. Therefore, following Admission, the total number of voting shares in Ryanair in issue will be 1,125,292,028. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland and the Central Bank (Investment Market Conduct) Rules 2019 of Ireland.
Director and Senior Management participation
Certain Directors and members of the senior management team have participated for an aggregate of 1,444,101 new Ordinary Shares at the Placing Price.

IMPORTANT NOTICES

Members of the public are not eligible to take part in the Placing. All offers of the Placing Shares will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce a prospectus for offers of the Placing Shares. This Announcement is directed only at and may only be communicated to: (A) persons in a Member State of the European Economic Area who are qualified investors (“Qualified Investors”) within the meaning of Article 2(e) of the Prospectus Regulation; or (B) in the United Kingdom, Qualified Investors who are also (I) persons having professional experience in matters relating to investments who fall within the definition of “investment professional” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the United Kingdom, as amended (the “Order”), (II) persons who fall within Article 49(2)(a) to (d) (“High Net Worth Companies, Unincorporated Associations, etc”) of the Order, or (III) persons to whom it may otherwise be lawfully communicated ; or (C) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (A), (B) and (C) above together being referred to as “Relevant Persons”).
This Announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This Announcement is for information purposes only and shall not constitute an offer to sell or issue or the solicitation of an offer to buy, subscribe for or otherwise acquire securities in any jurisdiction in which any such offer or solicitation would be unlawful. Any failure to comply with this restriction may constitute a violation of the securities laws of such jurisdictions. Persons needing advice should consult an independent financial adviser.

This Announcement is not a prospectus, disclosure document or offering document under the law of any jurisdiction.
This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the Securities Act (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration.  No public offering of securities is being made in the United States.
This Announcement and the information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, in, into or from Australia, Canada, Japan, New Zealand, the Republic of South Africa or any other state or jurisdiction in which the same would be restricted, unlawful or unauthorised (each a “Restricted Territory”). In addition, the offering of the Placing Shares in certain jurisdictions may be restricted by law. This Announcement is for information purposes only and does not constitute an offer to buy, sell, issue, acquire or subscribe for, or the solicitation of an offer to buy, sell, issue, acquire or subscribe for shares in the capital of the Company in any Restricted Territory or to any person to whom it is unlawful to make such offer or solicitation. No action has been taken by the Company that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company to inform themselves about, and to observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.
The information in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction, or disclosure of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of applicable securities laws.
Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any ‘manufacturer’ (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such Placing Shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.
This Announcement contains (or may contain) certain forward-looking statements with respect to certain of the Company’s current expectations and projections about future events and the Company’s future financial condition and performance. These statements, which sometimes use words such as “aim”, “anticipate”, “believe”, “may”, “will”, “should”, “intend”, “plan”, “assume”, “estimate”, “expect” (or the negative thereof) and words of similar meaning, reflect the directors’ current beliefs and expectations and involve known and unknown risks, uncertainties and assumptions, many of which are outside the Company’s control and difficult to predict, that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Many factors could cause actual results, performance or achievements to differ materially from those projected or implied in any forward-looking statements. The important factors that could cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, the macroeconomic environment (including the impact of COVID-19), economic and business cycles, the terms and conditions of the Company’s financing arrangements, foreign currency rate fluctuations, competition in the Company’s principal markets, acquisitions or disposals of businesses or assets and trends in the Company’s principal industries. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Announcement may not occur. The information contained in this Announcement, including the forward-looking statements, speaks only as of the date of this Announcement and is subject to change without notice and the Company does not assume any responsibility or obligation to, and does not intend to, update or revise publicly or review any of the information contained herein, whether as a result of new information, future events or otherwise, except to the extent required by Euronext Dublin, the Central Bank of Ireland, the FCA, the London Stock Exchange, or by applicable law. No statement in this Announcement is or is intended to be a profit forecast or profit estimate or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: September 4, 2020

	By:	/s/ Neil Sorahan
Neil Sorahan
Group Chief Financial Officer